Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Closes $100 Million Engine Acquisition Facility for Expansion of Long-Term Engine Leasing Business

Amsterdam, The Netherlands; June 27, 2008 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced the closing of a $100 million engine acquisition facility with a syndicate of US and German banks (Citi, BayernLB, Helaba Landesbank Hessen-Thuringen Girozentrale, and Norddeutsche Landesbank) led by Citi as global arranger.

The facility provides AerCap with committed funding to acquire a broad range of spare engine types to expand AerCap’s business for long term engine leasing based in Shannon, Ireland.

The facility has an availability period of 24 months, with the option for an additional term period of 36 months.

Tom MacAleavey, Chief Executive of Engine Leasing at AerCap said:

“This facility will allow us to expand our engine pool in order to meet the growing demand for engine leasing in a more challenging economic environment when airlines need to optimize their cash position and prefer to lease spare engines rather than own them.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies. AerCap has a fleet of 320 aircraft and 71 commercial engines that were either owned, on order, under contract or letter of intent, or managed. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel.+31 20 655 9616	Tel.+31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com